Exhibit (b)(5)

June 9, 2008

LS Cable Ltd. (the “Company”)

LS Tower, 1026-6

Hogwe-dong, Dongan-gu

Anyang, Gyonggido,

Korea

Attention:

Project Cyprus

Credit Facility

Commitment Letter

Ladies and Gentlemen:

Hana Bank (the “Lender”) has been advised that LS Cable Ltd. (“LS Cable”) or one or more of its subsidiaries will set up a special purpose company, US HoldCo, organized under the laws of Delaware (“HoldCo”), which in turn will acquire, together with co-investor(s), 100% of the shares in another special purpose company in the U.S., Merger SPC (“Merger SPC”). Subsequently, Merger SPC will acquire up to 100% of the shares in the target company (“Target”), organized under the laws of Delaware, from the existing shareholders. We understand that LS Cable desires to establish a credit facility described herein (the “Facility”) for HoldCo consisting of up to US$130,000,000 Term Loan Facility. We also understand that concurrently with the Facility LS Cable is arranging for other credit facility(ies) having the same terms and conditions as the Facility, for HoldCo with other financial institution(s) (the “Other Financing Arrangement”).

We understand that following the contemplated spin-off of LS Cable, LS Cable (to be renamed “LS Corporation” following the spin-off) and its newly established subsidiary to be named as LS Cable (“New LS Cable”) will provide a guarantee, under which LS Corporation and New LS Cable will guarantee to the Lender prompt performance by HoldCo of all of its payment obligations under or in connection with the Facility (the “Guarantee”).

The Lender is pleased to confirm to LS Cable its commitment to provide the Facility, subject to the terms and conditions of this letter and the Term Sheet attached hereto. The Lender hereby acknowledges and agrees that HoldCo’s compliance with the terms and conditions of the Other Financing Arrangement (e.g., provision of collateral, etc.) will not affect in any way our commitment to provide the Facility to HoldCo.

The Lender’s commitment hereunder will terminate on the earlier of (A) December 9, 2008 and (B) the date the loan documents become effective (such earlier date, the “Termination Date”).

Section 1. Costs and Expenses. LS Cable shall cause HoldCo to pay, or reimburse the Lender on demand for, all reasonable documented out-of-pocket costs and expenses reasonably incurred by the Lender in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, the loan documents and any security arrangements in connection therewith.

Section 2. Confidentiality. By accepting delivery of this Commitment Letter, LS Cable agrees that this Commitment Letter is for their confidential use only and that neither its existence nor the terms hereof will be disclosed by them to any person other than LS Cable’s affiliates, potential co-investors in the Merger SPC, other lenders, the Target and their respective officers, directors, employees, accountants, attorneys and other advisors and representatives of any of them and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby; provided that, this Commitment Letter and the Term Sheet attached hereto may be disclosed to any applicable governmental or other regulatory authority and to any relevant party involved in the transaction contemplated in this Commitment Letter and the Term Sheet. Notwithstanding the foregoing, following LS Cable’s acceptance of the provisions hereof and their return of an executed counterpart of this Commitment Letter to the Lender as provided below, each of LS Cable and HoldCo may make such public disclosures of the terms and conditions hereof as either or both of them are required by law, regulations, or requirement of a court or stock exchange or banking guidelines, to make. Notwithstanding any other provision in this Commitment Letter, no affiliated party shall be limited from disclosing the tax treatment or tax structure of the Facility. We agree to keep this Commitment Letter confidential (including its existence and the terms hereof) and not disclose it to any person other than our officers, directors, employees and advisors and other financial institutions whom we are in discussion for the purpose of syndication on a “need to know” basis in connection with the transactions contemplated hereby. LS Cable agrees that the Lender may, in prior consultation with LS Cable and HoldCo, make such public disclosures of the terms and conditions hereof as it is required by law, regulations, or requirement of a court or stock exchange or banking guidelines, to make.

Section 3. No Third Party Reliance, Etc. The agreements of the Lender hereunder are made solely for the benefit of LS Cable, the Target and HoldCo and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. Neither LS Cable nor HoldCo may assign or delegate any of its rights or obligations hereunder without the prior written consent of the Lender. This Commitment Letter may not be amended or modified, or any provision hereof waived, except by a written agreement signed by all parties hereto.

LS Cable hereby acknowledges that the Lender is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that the Lender acts or be responsible as a fiduciary to LS Cable, its management, stockholders, creditors or any other person. Each of LS Cable and the Lender hereby expressly disclaims any fiduciary relationship and agrees they are each responsible for making their own independent judgments with respect to any transactions entered into between them. LS Cable also hereby acknowledges that the Lender has not advised and is not advising LS Cable as to any legal, accounting, regulatory or tax matters, and that LS Cable is consulting its own advisors concerning such matters to the extent it deems appropriate.

Section 4. Documentation. The Lender’s commitment under this Commitment Letter is subject to the preparation, execution and delivery of the definitive loan documents for the Facility consistent with terms and conditions set forth in the Term Sheet.

Section 5. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the law of New York. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by fax shall be as effective as delivery of a manually executed counterpart of this Commitment Letter.

If LS Cable elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Very truly yours,

HANA BANK

By	/s/ In-Hwan Kim
	Name:	In-Hwan Kim
	Title:	Senior Executive Vice President
Authorized Signatory

The undersigned hereby acknowledges and agrees to the above as of the date first written above. In consideration for the Lender’s commitment above, the undersigned hereby agrees to issue, and cause New LS Cable to issue, the Guarantee on or about the execution date of the loan agreement and other related financing documents for the Facility.

LS CABLE LTD.

By	/s/ Kim Young Won
	Name:	Kim Young Won
	Title:	Head of Finance

CONFIDENTIAL	EXHIBIT A

Up to US$130,000,000 Term Loan Facility (“Facility”)

Borrower:	A new company to be established in Delaware (“US HoldCo”) which will be owned and controlled by the Company or, following the spin-off of the Company (the “Spin-off”), newly incorporated subsidiary of the Company which will be named LS Cable (“New LS Cable”)

Company:	LS Cable Ltd. (“LS Cable”)

Guarantor(s):	The Company or, subsequent to the Spin-off, (i) the Company as holding company and named LS Corp. and (ii) New LS Cable

Target:	Saturn (the “Target”)

Facility:

Transferable Term Loan Facility (the “Facility”)

The Facility will be extended pursuant to a Term Loan Facility Agreement (“Term Loan Facility Agreement”), related security agreements and other related documents (collectively, the “Facility Financing Documents”).

Lender:	Hana Bank

Purpose:	To fund the acquisition by Merger SPC of a shareholding of up to 100% in the Target through a tender offer and others (such acquisition, the “Acquisition”) and associated transaction costs, fees and expenses.

Facility Amount:	Up to US$130,000,000 (One Hundred Thirty Million United States Dollars)

Maturity Date:	The 3rd anniversary date of the date of the initial drawdown (the “Term Loan Facility Drawdown Date”)

Availability Period:	Available until the expiry of the 120th calendar day from the signing date of the Term Loan Facility Agreement (the “Term Loan Facility Agreement Date”), or such other date as may be agreed between the Company and the Lender.

Drawdown:

The Facility shall be available for drawdown in multiple drawdowns during the Availability Period subject to at least 5 Business Days’ prior written notice to the Facility Agent and the fulfillment of all conditions precedent.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, New York and Seoul.

Repayment:	Bullet repayment on the Maturity Date

Interest Rate:	The sum of the Interest Margin and LIBOR. Interest shall be payable in arrears at the end of each Interest Period and shall accrue on the basis of actual number of days elapsed during an Interest Period and a year of 360 days.

Interest Margin:	2.45 % per annum.

LIBOR:	LIBOR shall be determined by the Lender as quoted on the Reuters Screen LIBOR01 page (or its replacement from time to time), at or around 11:00 a.m. (London time) two (2) London business days prior to the first day of each Interest Period.

Interest Periods:	6 months provided that no Interest Period shall extend beyond the Maturity Date. Interest on the Facility will be paid at the end of each Interest Period (the “Interest Payment Date”) and will be calculated by the actual number of days elapsed divided by 360 days.

Default Interest:	2.0 % per annum over the applicable Interest Rate, payable upon demand.

Prepayment and cancellation:

(1)    Illegality

In the event that it becomes unlawful for the Lender to perform its obligations or to fund or maintain its participation, the Lender may cancel its commitment and / or require prepayment of the loans under the Facility.

(2)    Change of Control/Retention of Minimum Ownership

If (i) the Company, New LS Cable or its successor ceases to own 100 % of outstanding voting stock of the Borrower or (ii) if the common stock of the Company or its successor is not listed on the Korea Exchange, the Lender may by not less than 5 Business Days’ notice, cancel the relevant undrawn commitments and all amounts due to the Lender will become immediately due and payable; provided, however, that, if the initial public offering of the Borrower is made, then the shareholding ratio of the Company, New LS Cable or its successor may be reduced without triggering the Change of Control so long as no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding certain customary exceptions) becomes the beneficial owner (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) of more than the greater of 51% of outstanding voting stock of the Borrower and the percentage of such stock held directly or indirectly by the Company, New LS Cable or its successor.

(3)    Increased Costs, Tax Gross Up and Tax Indemnity

The Borrower may cancel the commitment of and prepay the Lender that makes a claim under these provisions.

(4)    Voluntary Prepayment in respect of Facility

Loans may be prepaid on each Interest Payment Date in whole or in part on 3 Business Days’ prior notice (but, if in part, by a minimum of US$10,000,000 and integrals of US$1,000,000 thereafter for the Facility.

Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs with premium or penalty.

0.5% on the amount prepaid if the prepayment occurs before the second anniversary date of the Initial Drawdown Date and thereafter, no prepayment premium is payable.

(5)    Cancellation at the end of Availability Periods

Any undrawn portion of the Facility shall be automatically cancelled at the end of the relevant Availability Period.

(6)    Equity Issuance/Further Indebtedness

The Lender may by not less than 5 Business Days’ notice, cancel an amount of Facility equal to 100% of the net proceeds from any equity issuance or issuance of equity-linked products by the Borrower or, for so long as any amounts under Facility remain outstanding, such net proceeds will be utilized to reduce outstanding loans under Facility, subject to exceptions to be agreed upon;

The Lender may by not less than 5 Business Days’ notice, cancel an amount of the Facility equal to 100% of the net proceeds from any incurrence of additional financial indebtedness by the Borrower or, for so long as any amounts under Facility remain outstanding, such net proceeds will be utilized to reduce outstanding loans under Facility, in both cases subject to certain exceptions to be agreed, including but not limited to intercompany financial indebtedness from the Company.

For the avoidance of doubt, obligations under paragraph (6) will cease to apply once the Facility has been fully repaid.

(7)    No Reinstatement

Amounts cancelled may not be reinstated and amounts prepaid may not be reborrowed.

Commitment Fee:

0.35 % per annum on the daily un-drawn portion of the Facility Amount from the Term Loan Facility Agreement Date and ending on the last day of the Availability Period in respect of the Facility, payable on the date of each Drawdown and the last day of the Availability Period in respect of the Facility in arrears.

Commitment Fee shall be calculated on the basis of actual number of days elapsed and a year of 360 days.

Arrangement Fee:	The arrangement fee shall be payable by the Borrower to the Lender pursuant to a fee letter to be entered into by and between the Borrower and the Lender.

Guarantee:	All obligations of the Borrower under the Facility will be unconditionally and irrevocably guaranteed by the Guarantor(s) (subsequent to the Spin-off, on a joint and several basis). For the avoidance of doubts, the Guarantor(s) undertakes that their obligation constitutes a direct and unconditional obligation, ranking pari passu with other senior and unsecured obligations of the Guarantor(s). Each Guarantor agrees that its Guarantee is a payment guarantee, and not a guarantee of collection.

Security:

Satisfied as per Conditions Precedent to Initial Drawdown (item (1) below shall be provided within ten (10) Business Days from the Closing):

(1)    security agreement pledging all proceeds of any claim under the Merger Documents, subject to margin requirements under the Merger between Merger SPC and the Target and to the extent permitted under the secured financing agreements binding on Merger SPC and the Target; and

(2)    Charge over an account of the Borrower

Conditions Subsequent

Soon after the merger between Merger SPC and the Target, pledge from Company of its shares of US HoldCo, subject to margin requirements and to the extent permitted under the secured financing agreements binding on Merger SPC and the Target.

Facility Status:	The Facility will constitute direct, general, unconditional and unsubordinated, unsecured obligation of the Borrower and will rank at least pari passu with all other present and future unsubordinated obligations of the Borrower.

Representations and Warranties:	The Borrower and the Guarantor(s) shall make customary representations and warranties for a facility of this nature and limited to: (1) Corporate status and authority;

(2)    Execution, delivery and performance of the Facility Financing Documents and the consummation of the transactions contemplated by the Merger Documents do not violate law or other agreements;

(3)    No government or regulatory approvals required, other than approvals in effect. No third party consent required for execution, delivery and performance of Facility Financing Documents or the consummation of the transactions contemplated by the Merger Documents;

(4)    Due authorization, execution and delivery of the Facility Financing Documents; legality, validity, binding effect and enforceability of the Facility Financing Documents;

(5)    The Company’s ownership over the Borrower;

(6)    The Borrower’s ownership over Merger SPC;

(7)    Accuracy of financial statements and other information;

(8)    No Material Adverse Change after the Closing Date of the Borrower and the Guarantor(s);

(9)    Solvency;

(10)  Non-conflict with other obligations;

(11)  No action, suit, investigation, litigation or proceeding pending or threatened that could have a material adverse effect;

(12)  Payment of taxes;

(13)  Accurate and complete disclosure;

(14)  Insurance;

(15)  Labor matters;

(16)  Compliance with laws and regulations, including ERISA and all applicable environmental laws and regulations;

(17)  Ownership of properties and necessary rights to intellectual property; and

(18)  ranking/priority of obligations under the Facility Financing Documents,

subject, in the case of each of the foregoing representations and warranties, to qualifications and limitations for materiality customary and appropriate for facilities and transactions of this type applicable to the Borrower and its subsidiaries.

The obligations of the Lender in relation to each utilization will be subject to Repeating Representations remaining true and accurate in all material respects when repeated as at the date of each utilization request and the first day of each Interest Period. “Repeating Representations” means representations set forth in clauses (1) through (6) and, when financial statements are delivered, (7).

Information Undertakings:

The Borrower and/or the Guarantor(s) shall supply each of the following:

(1)    as soon as they become available, but in any event within 120 calendar days of the end of each financial years its (i) annual audited consolidated financial statements and (ii) annual audited non-consolidated financial statements;

(2)    as soon as they become available, but in any event within 90 calendar days of the end of each financial half years its half –year unaudited non-consolidated financial statements;

(3)    Compliance Certificate, with audited annual consolidated statements;

(4)    all documents dispatched to its shareholders (or any class of them) or its creditors generally;

(5)    details of any material litigation, arbitration or administrative proceedings;

(6)    details of any disposal of its material assets;

(7)    notice of change of authorized signatories;

(8)    such other information regarding the financial condition, business and operations as any Lender may reasonably request; and

(9)    notice of any Event of Default.

The Borrower shall be deemed to have satisfied its obligations to supply financial statements above upon the public filing of its periodic reports with the U.S. Securities and Exchange Commission.

Financial Covenants against the Guarantor(s):	Typical financial covenants mutually agreed by and between the Lender and the Guarantor(s).

Affirmative Covenants

Subject to materiality test and exceptions for ordinary course of business and other customary items, the Borrower shall agree to customary affirmative covenants for a facility of this nature and limited to:

(1)    Delivery of a copy of all documents dispatched by the Borrower to all of its creditors generally;

(2)    Other reporting requirements limited to compliance certificates, notices of default and litigation, notices of change of authorized signatory, notices of force majeure events and material insurance claims;

(3)    Preservation of corporate existence;

(4)    Compliance with laws (including applicable environmental laws);

(5)    Payment of taxes;

(6)    Payment and/or performance of obligations;

(7)    Maintenance of insurance;

(8)    Access to books and records and visitation and access rights;

(9)    Maintenance of books and records;

(10)  Maintenance of material property;

(11)  Obtaining and maintaining authorizations;

(12)  Use of proceeds of the Facility;

(13)  Implementation of post-closing matters relating to the Acquisition;

(14)  Environmental matters; and

(15)  Maintenance of ranking of obligations under the Facility Financing Documents and priority of collateral; and

(16)  Further assurances.

The Guarantor(s) shall agree to customary affirmative covenants for a facility of this nature including and limited to:

(1)    Delivery of a copy of all documents dispatched by the Guarantor(s) to its creditors generally;

(2)    Other reporting requirements, united to compliance certificates on financial covenants, notices of default and litigation, notices of change of authorized signatory, notices of force majeure events and material insurance claims;

(3)    Preservation of corporate existence;

(4)    Compliance with laws (including applicable environmental laws);

(5)    Payment of taxes;

(6)    Payment and/or performance of obligations;

(7)    Maintenance of insurance;

(8)    Access to books and records and visitation and access rights;

(9)    Maintenance of books and records;

(10)  Maintenance of material property;

(17)  Obtaining and maintaining authorizations;

(11)  Environmental matters; and

(12)  Further assurances.

Negative Covenants

Subject to materiality test, baskets to be agreed upon, and exceptions for ordinary course of business and other customary items, the Borrower shall agree to customary negative covenants for a facility of this nature and limited to:

(1)    Limitations on liens or similar arrangements;

(2)    Limitations on additional loans, guarantees, indemnities; (other than the loans under the Facility)

(3)    Limitations on dividends, redemptions and repurchases;

(4)    Limitations on prepayment, redemptions and repurchases of debt (other than the loans under the Facility);

(5)    Limitations on capital expenditures;

(6)    Limitations on mergers, consolidations, acquisitions, asset dispositions and sale/leaseback transactions;

(7)    Limitations on transactions with affiliates;

(8)    Limitations on establishing encumbrances on the shares of the Target, subject to margin requirements;

(9)    Limitations on amendment of debt and other material agreements and/or constitutional documents, and limitations on amendments to and waivers under the Merger Documents (and/or acceptances of additional material disclosures thereunder);

(10)  Limitations on restrictions on distributions from Merger SPC; and

(11)  Limitations on the issuance and sale of capital stock (or securities convertible into capital stock).

For the avoidance of doubt, the Other Financing Arrangement (as defined in the Commitment Letter) shall not be subject to the Negative Covenants.

Conditions Precedent to Initial Drawdown:

Each utilization of the Facility will be subject to customary conditions precedent for a facility of this nature and limited to the following:

(1)    Constituent documents;

(2)    Board resolutions;

(3)    Execution of the Merger Documents by the Company and Merger SPC in respect of the acquisition of the Target;

(4)    Execution of the Facility Financing Documents consistent with this term sheet and otherwise customary and appropriate for transactions of this type;

(5)    Execution of security agreements for creation of the Security;

(6)    Issuance of the Guarantee by the Guarantor(s);

(7)    Direct or indirect equity funding from the Company to the Borrower;

(8)    Establishment of Merger SPC for the purpose of acquiring shares of the Target;

(9)    Incumbency / specimen signature certificate / certification of copy documents;

(10)  All requisite governmental or regulatory approvals and third party consents with respect to the Acquisition and the Facility have been obtained;

(11)  Lender having a valid and perfected first priority security interest in the collateral and execution and delivery of the Guarantee;

(12)  Evidence of payment of all fees, costs and expenses then due and payable from the Borrower under the Facility Financing Documents;

(13)  Receipt by the Lender, in form and substance reasonably satisfactory to it, of all necessary consents and authorizations; and

(14)  Delivery of legal opinions of the Borrower’s counsel.

Events of Default:

Customary events of default for a facility of this nature (subject to reasonable materiality thresholds or material adverse effect test and exceptions to be agreed during definitive documentation stage) and limited to:

(1)    non-payment;

(2)    breach of covenants;

(3)    breach of other obligations;

(4)    misrepresentation;

(5)    cross default and cross acceleration;

(6)    unsatisfied judgment;

(7)    insolvency and analogous events;

(8)    change of control without the Lender’s prior written consent;

(9)    unlawfulness;

(10) repudiation; and (11) security and guarantees cease to be in full force and effect.

Yield Protection & Taxation:

The Term Loan Facility Agreement will contain yield protection provisions customary for facility of this nature, protecting the Lender in the event of unavailability of funding, funding losses, reserve and capital adequacy requirements (subject to the Borrower’s customary rights to replace applicable Lender at par subject to breakage costs if replacement is not at the end of an interest period).

All payments due in connection with the Facility will be made free and clear of any present and future taxes, duties, levies, withholdings or other forms of deduction. If any taxes, duties, levies, withholding or deduction are required by any law or regulation, tax gross up shall be applied.

Transfer by Lender:

The Lender may assign any of its rights or transfer by the novation of any of its rights and obligations to another party without consent of the Borrower to the extent such transfer does not incur any additional obligation or costs to the Borrower.

If as a result of circumstances existing as at the date of assignment by the Lender of its Loans and/or commitments, the Borrower would be obliged to gross-up any payment to the assignee of the Lender for withholding tax, then the entitlement of such assignee to such tax gross-up by reference to such circumstances existing as at the date of assignment (or a continuation of such circumstances) shall be limited to the extent of the Lender’s entitlement (had such assignment not occurred).

The Lender will be permitted to sell participations in loans and commitments without restriction, but without incurring any additional costs or obligations to the Borrower.

Documentation:	The documentation will be prepared by the Lender’s legal counsel and will contain clauses customary in the syndicated loan market including but not limited to conditions precedent, representations and warranties, material adverse change, covenants, negative pledge, undertakings, events of default (including cross default), increased costs, illegality, indemnities, set-off and transferability.

Expenses:	The Borrower shall, within 15 business days from the date of being requested, pay all costs and expenses (including legal fees, signing ceremony, travel, due diligence, and out of pocket expenses) reasonably incurred by the Lender or by its affiliates in connection with the preparation, review, negotiation, execution, delivery, modification, amendment or syndication of the Facility, the Facility Financing Documents and other documents relating to the Facility. The Borrower’s obligations under this paragraph shall be effective whether or not the Facility Financing Documents are signed or the Facility is drawn.

Material Adverse Change:

Any of the following events constitutes a material adverse change in:

(1)    the business, operations, or condition (financial or otherwise) of the Borrower or the Company taken as a whole; or

(2)    the domestic and/or international loan, capital or financial market conditions; or

(3)    the political, financial or economic condition of the US and/or Korea.

Market Flex:	In the case of any Material Adverse Change occurring in each case as determined by the Lender, acting reasonably, any of which could, in the reasonable opinion of the Lender, adversely affect a successful syndication, the Lender, after consultation with the Borrower and the Company, may consult with the Borrower with respect to an increase in the Arrangement Fees of the Facility subject to a cap to be agreed upon prior to the execution and delivery of the Facility Financing Documents.

Governing Law and Jurisdiction:	The Facility Financing Documents to be governed by New York law and disputes arising from the Facility Financing Documents shall be subject to the legal proceedings in the courts of the State of New York sitting in the Manhattan Borough, New York City or of the United States for the Southern District of such State.